EXHIBIT 19

FOR IMMEDIATE RELEASE:                                                      NEWS
October 1, 1999                                      Nasdaq National Market/AVRT
                                                            http://www.avert.com


  Avert Inc. Adds Express Motor Vehicle Records to Expedite Background Checks
         MVRExpress Joins Family of Quick Turnaround Screening Services


FORT  COLLINS,  Colorado  -  Avert,  Inc.  (Nasdaq  National  Market/AVRT),   an
Internet-based information services company providing employment screening and support to a diverse nationwide client base, today announced the addition of express Motor Vehicle Records (MVRs) to its extensive list of screening services.

Avert's MVRExpress is the latest addition to a growing number of Avert products and services focused specifically on reducing the time it takes for employers to gather hiring information. Currently, Avert offers express access to 28 states, with plans to add more as they become available. Customers can maximize the value of this product by ordering through Avert's on-line system. Results appear in the customer's email inbox in one to two hours. Traditional phone and fax ordering and delivery methods are also available for this product. The MVRExpress product is available to Avert customers with a list price of $8.50 plus any applicable state fees.

"Today's low unemployment rate heightens the pressure on companies desiring to hire qualified individuals," said Dean Suposs, president and CEO of Avert. "Avert has a 13 year history of partnering with employers to aid them in efficiently completing their screening requirements. With the introduction of products and services with more rapid results, we transfer decision-making power to them in a climate of bigger, better, faster. This type of power enables them to shorten hiring cycles, adding momentum to their overall strategy."

The addition of the MVRExpress product pulls from many of Avert's technology competencies. After initial research, this product was offered to customers nationwide after a development time close to 15% of the traditional development cycle. Avert also offers several instant products; Instant First Check, Instant Address Link, Instant Credit Link and Instant Workers' Compensation reports, which allow employers to screen applicants during the initial application and interviewing stage of the hiring process.

About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, previous employment verification, workers' compensation histories, credit histories, education verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings are available on the Internet at www.avert.com.

Contact:
Avert, Inc. Investor Relations
970.484.7722


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